UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin
President
Inland Investment Advisors, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of January 18, 2008.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer's shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of January 18, 2008. Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on at total of 44,230,766 of the Issuer's shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of January 18, 2008. Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer's shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of January 18, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer's shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of January 18, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

Item 1.            Security and Issuer

Common Stock, $0.06 par value per share (the “Shares”).

Cedar Shopping Centers, Inc. (the “Company”)

44 South Bayles Avenue

Port Washington, New York  11050

Item 2.            Identity and Background.

(a)                                  Inland American Real Estate Trust, Inc. (“Inland American”)

(b)                                 State of Incorporation:  Maryland

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Inland American seeks to acquire and manage a diversified (by geographical location and by property type) portfolio of real estate primarily improved for use as shopping or retail centers, malls, multi-family residential buildings, office and industrial buildings located in the United States and Canada.  Inland American also may own publicly traded or privately owned entities that own such commercial real estate assets.  These entities may include REITs and other “real estate operating companies,” such as real estate management companies and real estate development companies.

(d)                                 Inland American was formed on October 4, 2004 and has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  Inland American was formed on October 4, 2004 and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, which information is incorporated by reference into this Item 2.

(a)                                  Inland Investment Advisors, Inc. (“Adviser”)

(b)                                 State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Adviser purchases, sells, exchanges and otherwise trades in securities, places orders for the execution of transactions with or through brokers or dealers.  Adviser selects, renders, furnishes and provides advice, analyses regarding securities on behalf of its clients.

(d)                                 Adviser has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Adviser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix B filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, which information is incorporated by reference into this Item 2.

(a)                                  Inland Real Estate Investment Corporation (“IREIC”)

(b)                                 State of Incorporation:  Delaware

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  IREIC is a wholly-owned subsidiary of TIGI (as defined below) and acts as the sponsor of Inland American.  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 IREIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  IREIC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix C filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2.

(a)                                  The Inland Group, Inc. (“TIGI”)

(b)                                 State of Incorporation:  Delaware

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 TIGI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  TIGI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix D filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI, which information is incorporated by reference into this Item 2.

(a)                                  Daniel L. Goodwin

(b)                                 Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Occupation:  Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)                                 Mr. Goodwin has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Mr. Goodwin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

(f)                                    Citizenship:  United States

Inland American, Adviser, IREIC, TIGI and Mr. Goodwin collectively are referred to herein as the “Reporting Persons.”

Item 3.            Source and Amount of Funds or Other Consideration.

                Pursuant to an Investment Advisory Agreement made and entered into as of November 15, 2005, as amended on August 3, 2007 (the “Inland American Advisory Agreement”) by and between Inland American and Adviser, Adviser has purchased on behalf of Inland American a total of 4,334,638 Shares for an aggregate price of $46,996,919 in approximately 31 open-market transactions from July 23, 2007 through January 18, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.  Inland American may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.

                To the knowledge of Inland American, Adviser, IREIC, and TIGI, this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through D, respectively, to the extent those officers and directors are not Reporting Persons, because none of those executive officers and directors has purchased or intends to purchase any Shares of the Company.

Item 4.            Purpose of Transaction.

Adviser beneficially owns the Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to the Advisory Agreement with Inland American.  Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is the controlling shareholder.  Inland American beneficially owns 9.8% of the Company’s outstanding Shares.  The Company’s charter prohibits any person or group from owning more than 9.8% of the Company’s outstanding Shares.  Inland American intends to ask the Company to waive this limit to permit purchases of additional Shares, if the Reporting Persons so desire.  Inland American is also presently considering seeking control of the Company through various courses of action, including:  (i) acquiring, through one or more of the Reporting Persons, or a subsidiary or affiliate thereof, additional Shares of the Company in a cash tender offer or exchange offer; (ii) proposing a merger or sale or similar transaction between Inland American, or an affiliate of Inland American, and the Company; and (iii) seeking representation on the Company’s board of directors.  Representatives of Inland American may contact the Company to further discuss one or more of these alternatives.  None of the Reporting Persons or their respective boards of directors (as applicable) has reached any conclusion as to any of the foregoing alternatives.  Pending a conclusion or a determination to dispose of all or a portion of the Shares which it owns, each of the Reporting Persons will continue to hold all of its Shares as an investment.

Until a Reporting Person makes a decision concerning the alternatives described above, and depending on market conditions and other factors, that Reporting Person may continue (or begin, as the case may be) to purchase Shares of the Company in brokerage transactions on the New York Stock Exchange, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Each of the Reporting Persons intends to continuously review its investment in the Company and may decide to pursue one of the alternatives discussed in the first paragraph of this Item 4.  Any one or more of the Reporting Persons may seek control of the Company or may merely seek to increase its or his beneficial ownership of Shares of the Company without obtaining control.  Any one or more of the Reporting Persons with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the availability of a waiver to the Reporting Persons of the aforementioned 9.8% ownership limitation, the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to each of the Reporting Persons, developments in the business, general economic conditions, and finances of the Reporting Persons and stock market conditions.

Item 5.            Interest in Securities of the Issuer.

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the account of Inland American by means of a committee composed of three of the directors of Adviser.  Because no one officer or director of the Reporting Persons, has the ability to direct the disposition of the Shares, with the exception of Mr. Goodwin, none of the other officers and directors of the Reporting Persons beneficially owns such shares.  Therefore, with the exception of Mr. Goodwin, none of the executive officers or directors listed on Appendices A through D beneficially owns any Shares of the Company.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.  None of the executive officers or directors listed on Appendices A through D, with the exception of Mr. Goodwin, beneficially owns any Shares of the Company.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
January 7, 2008	B	147,200	$9.75	$1,435,914
January 8, 2008	B	250,000	$9.76	$2,440,180
January 9, 2008	B	202,300	$9.55	$1,932,151
January 10, 2008	B	194,587	$9.78	$1,903,738
January 11, 2008	B	100,000	$9.62	$965,194
January 11, 2008	B	153,800	$9.70	$1,491,460
January 14, 2008	B	81,900	$9.80	$802,765
January 14, 2008	B	161,600	$9.83	$1,593,622
January 15, 2008	B	58,200	$9.82	$571,551
January 15, 2008	B	785,900	$9.85	$7,762,496
January 16, 2008	B	163,400	$10.00	$1,639,625
January 17, 2008	B	360,900	$10.03	$3,630,297
January 18, 2008	B	126,009	$9.99	$1,262,199

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American,  Adviser, IREIC or TIGI has effected any transactions in Shares of the Company in the last 60 days or otherwise.  Mr. Goodwin has not effected any transactions in Shares of the Company on his own behalf in the last 60 days or otherwise.

(d)                                 None.

(e)                                  Not Applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The Adviser purchased the Shares for the account of Inland American pursuant to the terms of the Advisory Agreement.  The Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the account of Inland American maintained with Adviser, subject to certain investment guidelines that Inland American may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreement also provides that the Adviser has the power as Inland American’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the account of Inland American.  Either party may terminate the Advisory Agreement upon thirty days’ written notice.  The Advisory Agreement, as amended, is attached to this Schedule 13D as Exhibit 7.1.

Because the services provided by investment advisers to clients generally do not create an agreement between or among that adviser and its clients to acquire, hold, vote or dispose of Shares, Inland American and Adviser in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.  Adviser and Inland American are separate legal entities.  IREIC sponsored Inland American.

Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  These entities have some common officers and directors; however, the board of directors of Inland American is comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.                                   Material to be Filed as Exhibits.

Exhibit Number	Exhibit
7.1	Investment Advisory Agreement as of November 15, 2005, as amended on August 3, 2007, between Inland Investment Advisors, Inc. and Inland American Real Estate Trust, Inc.

7.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: January 22, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: January 22, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: January 22, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: January 22, 2008
/s/ Daniel L. Goodwin
Daniel L. Goodwin

General Note Regarding Appendices A — D

For purposes of Item 2(c) as it pertains to an executive officer or director of one of the Reporting Persons whose principal employer is Inland Real Estate Investment Corporation (“IREIC”) or The Inland Group, Inc. (“TIGI”), the principal business of each of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.  IREIC is the sole shareholder of Inland American Business Manager & Advisor, Inc.  The principal business of Inland American Business Manager & Advisor, Inc. is overseeing and managing Inland American’s day-to-day operations, including identifying potential investment opportunities in real estate assets and assisting the board in evaluating those opportunities; preparing regulatory filings and other reports required by law; administering bookkeeping and accounting functions; and undertaking and performing all services and activities necessary and proper to carry out Inland American’s investment objectives.

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and Chief Executive Officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen
Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen
Brenda G. Gujral, President and Director	President and Chief Operation Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
David Mahon, Director

Managing Director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

GE Antares Capital 500 West Monroe Street Chicago, IL 60661 United States Citizen
Thomas F. Meagher, Director	Principal stockholder and Chairman of Professional Golf Cars of Florida; serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority and the TWA Plan Oversight Committee.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

A-1

CUSIP No. 150602209

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Paula Saban, Director

President and principal stockholder in Newport Distribution, Inc., a construction products company.

Recently retired from Bank of America as Senior Vice President/Private Client Manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc. where she managed a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen
William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; Chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen
Roberta S. Matlin, Vice President – Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Lori Foust, Treasurer and Principal Financial Officer	Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 6052 United States Citizen
Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland Western Retail Real Estate Trust, Inc.; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Jack Potts, Principal Accounting Officer	Principal Accounting Officer of Inland American and Chief Accounting Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

A-2

Appendix B

Executive Officers and Directors of Adviser

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Brenda G. Gujral, Director and Vice President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

B-1

Appendix C

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Brenda G. Gujral, Director & Vice President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Roberta S. Matlin, Director & President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

C-1

CUSIP No. 150602209

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Dawn M. Williams, Vice President –Marketing	Vice President – Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Sandra Perion, Vice President – Operations	Vice President – Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

C-2

Appendix D

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc.; serves on management committee of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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